UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
To
SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Brinker International, Inc.
(Name of Subject Company (issuer))

Brinker International, Inc. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

10964110
(CUSIP Number of Class of Securities)

Roger F. Thomson
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary
Brinker International, Inc.
6820 LBJ Freeway
Dallas, Texas 75240
(972) 980-9917
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Robert S. Risoleo
Sullivan & Cromwell LLP
1701 Pennsylvania Avenue, NW
Washington, DC 20006
(202) 956-7500

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$450,000,000	$48,150.00

*	Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of 11,250,000 shares of Common Stock at the maximum tender offer price of $40.00 per share.
**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the aggregate amount of cash offered by Brinker International, Inc.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$48,150.00	Filing Party:	Brinker International, Inc.
	Form or Registration No.:	Schedule TO-I	Date Filed:	August 29, 2006
	☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☑	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on August 29, 2006, as amended and supplemented by Amendment No. 1 thereto filed with the Commission on September 26, 2006 and Amendment No. 2 thereto filed with the Commission on September 28, 2006 (the “Schedule TO”), by Brinker International, Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to purchase for cash up to 11,250,000 shares of its common stock, $0.10 par value per share, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price per share not greater than $40.00 nor less than $35.25, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2006, as amended and supplemented by the Supplement to the Offer to Purchase, dated September 27, 2006, and the related Amended Letter of Transmittal, which, together with any amendments or supplements from time to time thereto, collectively constitute the “Offer.”  A copy of the Offer to Purchase, the Supplement to the Offer to Purchase and the related Amended Letter of Transmittal were previously filed with the Schedule TO as Exhibit (a)(1)(A), (a)(1)(K) and (a)(1)(L), respectively.

The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and restated to the extent specifically provided herein.

Item 10.  Financial statements.

Item 10 of the Schedule TO is hereby amended and restated as follows:

Selected Historical and Pro Forma Net Income Per Share Data

The following table shows (1) selected historical net income per share data about the Company for the fiscal year ended June 28, 2006, and (2) selected pro forma net income per share data for the same period, assuming (a) at the low end of the range of the pro forma net income per share, the purchase of 11,250,000 shares in the Tender Offer, at the purchase price of $40.00 per share (the maximum price), for an aggregate purchase price of $450.0 million, (b) at the high end of the range of the pro forma net income per share, the purchase of 11,250,000 shares in the Tender Offer, at the purchase price of $35.25 per share (the minimum price), for an aggregate purchase price of $396.6 million, (c) the payment of the related fees and expenses of the Tender Offer of $2.5 million and (d) the financing for the Tender Offer using the proceeds from approximately $450.0 million in borrowings at the purchase price of $40.00 per share or $396.6 million in borrowings at the purchase price of $35.25 per share, as if each were completed at the beginning of the period presented.

The pro forma net income per share data is based on our historical financial information for the fiscal year ended June 28, 2006, and assumes that the Company would have used $450.0 million of proceeds at the purchase price of $40.00 or $396.6 million of proceeds at the purchase price of $35.25 from bank borrowings to finance the Tender Offer and for the related impact on interest expense. The impact on interest expense used in preparing the pro forma net income per share data was based on the terms of the Company’s Bridge Loan facility and revolving credit facility and interest rates currently available to the Company.

The pro forma financial information is intended for informational purposes only and does not purport to be indicative of the results that would actually have been obtained if the Tender Offer had been completed at the beginning of the period presented or that may be obtained at any date in the future. The following selected historical net income per share data has been derived from our historical financial statements included in our annual report on Form 10-K for the fiscal year ended June 28, 2006 which has been filed with the SEC, and should be read in conjunction with those financial statements.

Net Income Per Share Data
(In thousands, except per share amounts)

	Actual	Pro Forma Range
Year ended June 28, 2006
Basic net income per share from continuing operations	$2.49	$2.65 -2.67 (a)
Diluted net income per share from continuing operations	$2.45	$2.60 - 2.62 (a)
Basic weighted average shares outstanding	85,844	74,594 (b)
Diluted weighted average shares outstanding	87,289	76,039 (b)

Notes to Selected Pro Forma Net Income Per Share Data

(a)          The additional interest expense used in calculating the pro forma net income per share range was based on $450.0 million in new borrowings at the purchase price of $40.00 per share or $396.6 million in new borrowings at the purchase price of $35.25 per share using the interest rates currently available to the Company under the terms of the Bridge Loan facility and our revolving credit facility.  The interest rates for both the Bridge Loan facility and the revolving credit facility are based on one month LIBOR plus 0.55% and 0.50%, respectively.  The interest rate used in calculating the pro forma net income per share range was 5.87%, which is the average of the interest rates available to the Company under the terms of the Bridge Loan facility and the revolving credit facility as of September 28, 2006.  This rate does not represent the Company’s cost for long-term financing.  The Bridge Loan facility is a 364 day facility and will have to be refinanced at a later date.  The Company has indicated that it will attempt to secure long-term financing on all or a portion of the outstanding debt that arises from this transaction.

The tax benefit on the additional interest expense used in calculating the pro forma net income per share range was based on a combined statutory tax rate of 37.6%.

The impact of these items on net income from continuing operations are as follows (in thousands):

	Year ended June 28, 2006
	$40.00 price per share	$35.25 price per share
Actual income from continuing operations	$213,950	$213,950
Pro forma adjustments related to interest, net of tax benefit	(16,483)	(14,526)
Pro forma income from continuing operations	$197,467	$199,424

(b)         Basic and diluted weighted average shares used in calculating the pro forma net income per share range have been reduced by 11,250,000 shares to reflect the effects of the Tender Offer.  The shares were assumed to be repurchased at the beginning of the period presented.  We also assumed that either all shares were purchased at the maximum of $40.00 per share or the minimum of $35.25 per share for purposes of the pro forma net income per share range.

(c)          We have assumed the related fees and expenses of $2.5 million will be funded from cash and cash equivalents and that such amount will be included in the cost basis of the treasury shares repurchased in connection with the Tender Offer.  Accordingly, the payment of such fees and expenses will not affect our net income.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Brinker International, Inc.

	By:	/s/ Roger F. Thomson
	Name:	Roger F. Thomson
	Title:	Executive Vice President, Chief Administative Officer, General Counsel and Secretary

Date: September 29, 2006